UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: March 1, 2021

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: March 1, 2021	By:	/s/ Adrian Calaza
Adrian Calaza
Chief Financial Officer and Investor Relations Officer

TIM BRASIL DAY 2021

Imagine as possibilidades



TIM BRASIL DAY

March 01, 2021

TIMB LISTED NYSE

TIMS B3 LISTED NM ISE B3

Disclaimer

This presentation **contains declarations that constitute forward looking statements** regarding the intent, belief or current expectations of the customer base, estimates regarding future financial results and other aspects of the activities.

Such **forward looking statements are not guarantees of future performance** and involve risks and uncertainties, and actual **results may differ materially from those projected** as a result of various factors.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. TIM S.A. undertakes no obligation to release publicly the results of any revisions to these forward looking statements.

Financial results are presented considering impacts from IFRS 16 adoption.

The normalized numbers reported in this presentation are adjusted by the effects listed in the FY2020 earnings release.

TIM BRASIL DAY 2021

Imagine as possibilidades



AGENDA

2020 Retrospective and Strategic Paths	Pietro Labriola *CEO*
Strengthen the Core	Alberto Griselli *CRO*
Beyond the Core with New Businesses and Partnerships	Renato Ciuchini *Head of Strategy and Transformation*
Evolution and Transformation of our Infrastructure	Leonardo Capdeville *CTIO*
Evolution of TIM's Financial Indicators and Impacts of the Industry's Transformations	Adrian Calaza *CFO*
Beyond Sustainability	Mario Girasole *VP of Regulatory, Institutional and Press Relations* Bruno Gentil *VP de Corporate Resources* Maria Antonietta Russo *VP of Human Resources* Jaques Horn *CLO*

TIMB LISTED NYSE

TIMS B3 LISTED NM ISE B3

TIM BRASIL DAY 2021

Imagine as possibilidades



2020 Retrospective and Strategic Paths

Pietro Labriola, CEO

TIM Brasil Day
March 01, 2021

TIMB LISTED NYSE

TIMS B3 LISTED NM ISE B3

Market guidance 21-23 shows Revenue and EBITDA growth, and positive impact coming from M&A

GOALS	SHORT TERM TARGETS (2021)	LONG TERM TARGETS
Revenue Growth Sustainability	Service Revenues Growth: **Mid single digit (YoY)**	Service Revenues Growth (CAGR '20-'23): **Mid single digit standalone** ***High single digit combining Oi's assets***
Improve Profitability	EBITDA Growth: **Mid single digit (YoY)** *(Including preparation costs)*	EBITDA Growth (CAGR '20-'23): **Mid single digit standalone** ***Double digit combining Oi's assets***
Infrastructure Development	Capex: **~R$ 4.4 bln** *(including preparation investments)*	Capex (cumulated 2021-'23): **~R$ 13.0 bln standalone** ***~R$ 13.5 bln combining Oi's assets*** *(Capex on revenues declining starting in 2022 combining Oi's assets)*
Expand Cash Generation	EBITDA-Capex on Revenues: **~24%** *(including preparation costs and investments)*	EBITDA-Capex on Revenues: ***≥ 29% in 2023 combining Oi's assets***

What is behind those numbers?





Strategic Plan 2021-23: Building blocks for the future

Events that will be incorporated in TIM Brasil Strategic Plan numbers

A. Existing operations

B. Oi mobile assets

Elements not incorporated in the Plan numbers

5G auction and launch

Fiber assets carve-out

READY

Strategic Plan 2021-23: Building blocks for the future

A solid 2020 base to start from

Coherent strategic path

Consistent Evolution in a Challenging Year

Growing under macro challenges

Net Service Revenues
(YoY)


2 weeks of
COVID impact
1.7%
1.3%
1.9%
Recovering
revenue
dynamics
-3.4%
1Q20
2Q20
3Q20
4Q20

ARPU Evolution

Mobile ARPU
(R$/mo)


23.7
4.9%
24.9
2019
2020

Best LatAm profitability

EBITDA Margin[1] 2020 **48.5%**
2022 target delivered in 2020

EBITDA[1]
(R$ mln)


8,114
3.2%
8,372
2019
2020

Commitment to Cash Generation

Net CF Before Dividends-AL[2]
(R$ mln)


1,391
~2x
2,758
2019
2020

Net Debt-AL[2]
(R$ mln)


Caixa líquido
1,109
2,767
2019
2020
Net Debt-AL / EBITDA-AL
-0.17x
-0.42x

~26% EBITDA[1]-Capex on Revenues

ARPU growth in all segments[4]

Right to **1.4%** of **C6 Bank equity stake**[3]

Bad debt back on track 2.3% of gross revenues
(-0.7 p.p. YoY)

Signing of Oi's mobile assets purchase agreement

Creation of the Board of Directors ESG committee

Widest 4G coverage, best experience and availability[4]

300+ cities active under the network sharing agreement

Our prior plan already pointed to the right direction, combining Evolution and Transformation to develop six strategic pillars

2020-2022 Strategic Plan Framework

EVOLVE	TRANSFORM
→ Move from volume to value to sustain mobile business growth → Grow on broadband with financial discipline	→ New operating model to address current and future challenges → Additional growth through adjacent markets

1. INFRASTRUCTURE
2. DISRUPTIVE EFFICIENCY
3. MOBILE (PREPAID, POSTPAID AND B2B)
4. UBB (B2C, B2B)
5. NEW REVENUE SOURCES
6. ESG

2020 plan recap, delivering what we promised

ENABLING INFRASTRUCTURE

Improved network quality and reduced cost to serve

1st 4G coverage and experience

>3 mln FTTH Homes passed

IT supporting efficiency + CEX improvement

Cognitive IVR

Cloud based solutions

Network Innovation M-MIMO, 700MHz Refarming,

MOBILE EVOLUTION: FROM VOLUME TO VALUE

Consecutive ARPU growth in all segments


Prepaid
+4.9%
2019
2020
Human Postpaid
+3.4%
2019
2020

Customer base improvement


Family Plans
26%

2022 churn guidance delivered

SURFING UBB GROWTH OPPORTUNITY

Delivering organic growth and building the path to accelerate


TIM Live Revs (R$ mln)
+27.9%
491
628
2019
2020

TIM Live customer base (+4.6 p.p. above total market) **645k**

Formal offers received and signing expected for 1Q21 **FiberCo**

TAKING EFFICIENCY TO NEXT LEVEL

Opex below inflation


Total Opex
-4.0%
(vs inflation +4.5%)[1]
2019
2020

Smart Capex

- Journey2Cloud
- Network Sharing Agreement

Digitalization was a pillar for efficiency and CEX

-10.5% Digital-related opex Annual average[4]

NEW SOURCES OF REVENUES

Building an ecosystem of partners to go beyond the core

quod · C6BANK · Informa TIM · TIM Ads · SLC Agricola · conectarAGRO · AngloAmerican · JALLES MACHADO · FCA

CONTINUE ESG TRANSFORMATION

B3 sustainability index 13 years in a row

1st Consumer data protection[2]

TOP ranked in the B3 & S&P ESG index

P90[3] Record in employee's engagement

Delivering on guidance commitments: EBITDA Margin, EBITDA-CAPEX, EBITDA-CAPEX on Revenues

But the telecom market will change, so how to adapt?



During the next years, some relevant trends will have structural implications on operators' business model in Brazil, while economy will recover, but still at uncertain pace

	Mobile market consolidation	Acceleration in digital consumption	Wave of asset separation	Monetization of Consumer Platform	Paving the way for 5G	IoT and M2M technology
Dynamic	Moving from 5 to 4 after Nextel acquisition and from 4 to 3, after Oi's mobile assets sale is completed	Data demand growth for mobile and fixed, further accelerated by Covid-19	Increasing **initiatives of network separation** (InfraCo vs. ServCo)	**Increasing numbers of digital business leveraging Telco's Consumer Platform** (e.g. digital wallet, data monetization)	**Preparation to launch 5G,** with 5G DSS as marketing positioning, auction and vendor analysis	**Exponential number of use cases in several industries** (e.g. agribusiness, connected cars, utilities, health)
Implications and Opportunities	Foster more **balanced competitive landscape** (e.g. pairing spectrum gap)	**Revenue growth** on data monetization Increase **pressure** over network **cash costs** Geographical expansion of fiber	Partnership negotiation to finance **network expansion and modernization**	**New revenues** sources for telco operators leveraging new digital disruptors (e.g. fintech, data provider, OTT content)	**Focus on 5G network rollout** with proposed auction framework, **Release 16 as catch up** for the country	**Expand business beyond connectivity** (e.g. applications, data monetization, implementation)

Adapting the approach but reinforcing the strategic pillars

Strategic Paths	**Strengthen the core**	Enhance and accelerate the transition from **volume to value**, to sustain mobile business growth, focusing on customer experience
		Fill current **infrastructure gap with M&A**, also fostering inorganic growth and capturing potential synergies
		Capture **ultrabroadband** market **growth opportunity** with new financial and business models
	Build the future	Expand **new sources of value** (e.g. IoT, C6, Mobile Advertising, Customer Data Monetization, Health, Education) leveraging the customer base platform through ecosystem and partnerships
		Implement **transformational projects** on infrastructure (e.g. 5G, ORAN, M-MIMO, cloudification)
Transformational Enablers	**Boost disruptive efficiencies**	Boost **disruptive efficiencies** through digitalization, automation and new operating models, leveraging skills and capabilities enhancement
	Strengthen sustainability	Strengthen and consolidate **ESG proposition** making a positive transformation

"Imagine as possibilidades": Our aspirations for 2023 reflect market opportunities and trends

- Fill the spectrum frequency gap
- Increase share in the growing FTTH market
- Become the preferred mobile player for customers
- Turn into an ESG reference in Brazil
- Develop distinctive IoT value propositions, creating ecosystems
- Set industry benchmarks, scaling digitization and improving processes
- Create at least 3 new businesses as a Consumer Platform

TIM
Imagine as possibilidades

Unique combination to create long-term value

VALUE CREATION

TRACK-RECORD

ANTI-FRAGILE

VISION

EXECUTION

Unique combination to create long-term value

TIM

TIM BRASIL DAY 2021

Imagine as possibilidades



Strengthen the Core

Alberto Griselli, CRO

TIM Brasil Day
March 01, 2021

TIMB LISTED NYSE

TIMS B3 LISTED NM

ISE B3

Adapting the approach but reinforcing the strategic pillars

Strategic Paths

Strengthen the core

- Enhance and accelerate the transition from **volume to value**, to sustain mobile business growth, focusing on customer experience
- Fill current **infrastructure gap** with **M&A**, also fostering inorganic growth and capturing potential synergies
- Capture **ultrabroadband** market **growth opportunity** with new financial and business models

Build the future

- Expand **new sources of value** (e.g. IoT, C6, Mobile Advertising, Customer Data Monetization, Health, Education) leveraging the customer base platform through ecosystem and partnerships
- Implement **transformational projects** on infrastructure (e.g. 5G, ORAN, M-MIMO, cloudification)

Transformational Enablers

Boost disruptive efficiencies

- Boost **disruptive efficiencies** through digitalization, automation and new operating models, leveraging skills and capabilities enhancement

Strengthen sustainability

- Strengthen and consolidate **ESG proposition** making a positive transformation

TIM

Imagine as possibilidades

Telcos are becoming increasingly more important in people lives

Market is reaching maturity

Total mobile unique users
(mln)


142
144
146
148
149
150
152
2017
2018
2019
2020
2021
2022
2023

Consumer behavior is demanding more data

> 86% of customers with a smartphone

+140 mln Social Media Users
(% of smartphones)

- 99%
- 90%
- 81%

Time spent per day

Internet – 9h17m
Mobile – 4h41m
Watching TV – 3h51m
(Linear & Stream.)
Social Media – 3h31m
Music (streaming) – 1h41m
Game (Console) – 1h14m

Brazil's potential growth in data consumption brings monetization opportunities

Human data usage
(GB per year/user estimated in 2020)


36
38
43
55
104
105
115
Brasil
Spain
Germany
UK
France
Italy
South Korea
2020

We will further accelerate the volume to value transition focusing on customer experience

● Detailed next





Ⓐ Brand

Promote a **brand "aspirational"** and **"credible"** by refreshing DNA, a new tag line and innovation format and content

Ⓑ Marketing

Increase **product differentiation** through innovative value proposition and customer experience simplification (e.g. journey digitalization)

Ⓒ Sales

Focus on **customer experience, productivity and sales force optimization**

Ⓓ Customer Relations

Increase **automation** and **offer differentiation in service level**

A. Brand: aspirational and credible

Promote our network quality

- "Largest and best mobile network in Brazil"
- "100% 4G coverage, 4G leader"
- 5G experience

Foster brand engagement

- Inclusion, diversity and resilience
- Music and entertainment (e.g. Summer TIM)
- Sports (football / Olympic Brazilian Team)

Invest in digital media

- Implementation of CDP: online / off-line integration
- Web/App redesign and platform upgrade
- Increase in digital mix (54%)

Key achievement in 2020

FOLHA TOP of MIND 2020 | 30 ANOS

B. Marketing: differentiation built on our "innovation DNA"

Beyond Giga | **Marketing Analytics** | **Customer experience**

	Postpaid	Hybrid	Prepaid
New Offers w/ Partners	 TIM BLACK FAMÍLIA MELHOR QUE O TIM BLACK FAMÍLIA, SÓ O NOVO TIM BLACK FAMÍLIA.	 NOVO TIM CONTROLE 8GB +CARTÃO DE CRÉDITO SEM ANUIDADE TIM	 TIM PRÉ TOP QUEM COMPARA, VEM PRA TIM. 8GB + TIM APP TIM+ BÔNUS
Impressive results	**2x** customer loyalty	**+1.1 Mln** C6 Bank accounts	**+2.0 Mln** TIM +Vantagens accounts

C. Sales: a new store concept to transform the customer experience

Customized Service | Omnichannel & Digital Experience | One Stop Shop | Self-service & Education | Tech Assistance


Access
Access

New Services and Processes (e.g. quick check-out) to improve Customer Experience | Experience & Entertainment Lounge | Exclusive service for TIM Black & SMB

D. Customer relations: new path for competitive advantage

New Caring Model

Complaints


-2X
2019
2023

New Digital Channels

Human Interactions


-2X
2019
2023

New Management Tools

NPS


4X
2019
2023

Oi: a new competitive landscape

Mobile Market Share pre and post Oi's asset acquisition


14
22
Pre deal
Post deal
24
27
Pre deal
Post deal
13
26
Pre deal
Post deal
20
27
Pre deal
Post deal
34
38
Pre deal
Post deal

Our Segmented Approach

Region with high growth (e.g. CO, NO):

1. Revamp our positioning and operations to preserve acquired customer base

Region with marginal growth (e.g. NE):

2. Consolidate current positioning to continue monetizing customer base

The ultrabroaband market has huge growth opportunities

UBB Addressable market

UBB segment has impressively grown for the last years…

- UBB has grown of 17 mln accesses since 2017, reaching 30% nationwide
- However FTTH penetration is still at 24%

…and there is still room across all segmented city groups…


151 cities
28% ABC HHs
43% UBB
32% FTTH
7.4 mln HHs
22 cities
82% ABC HHs
47% UBB
23% FTTH
7.6 mln HHs
8.3 mln HHs
743 cities
22% ABC HHs
23% UBB
27% FTTH
7.5 mln HHs
4,654 cities
33% ABC HHs
8% UBB
14% FTTH

… driving Live's expansion, aligned with current and future opportunities

- Continuing to expand FTTH footprint
- Leveraging FiberCo model
- Complementing expansion using FWA to low density regions/cities

In order to capture ultrabroadband market growth opportunity, we focus on 3 main pillars


1
Operational improvement
Key priorities for 21-23 Plan
2
Footprint expansion
"OTT friendly"
3

1

- Time-to-market and commercial assertiveness
- Efficiency and quality on Sales and Post-Sales
- Increase of self-service and expansion of forms of contact
- Network QoS and Field Service Efficiency

2

- Consolidation of current clusters and launch of new ones
- Partnership to grow with financial discipline
- Selective FTTH overlay over FTTC
- Cherry picking deployment

3

- Refresh Key Visual and Communication
- Portfolio evolution to "Power Home" concept and evolve content embedded (Smart Hub)
- Ultra speed and relevant content claim positioning

We are front-runners in developing the IoT segment in Brazil

Developing a specific value proposition in key relevant verticals

- Agri
- Mobility
- Utilities
- Mining

Fostering an ecosystem of business and technical partners

Microsoft, conectarAGRO, NOKIA, agrosmart, ERICSSON, Google

Marketplace IoT

Anchoring on industry / value chain leaders

FCA, cubic telecom, AMAGGI, citrosuco, Spacecom, AngloAmerican, SJC Bioenergia, Jalles Machado, adecoagro

Our key achievements so far

- Present in more than **3.4 K cities** with **NB-IoT network**
- Sole operator in ConectarAGRO with **5.1 mln hectares with 4G**
- **4** out of 6 Agri clients in the **Top 500 companies in revenues** in Brazil
- **Agreements with FCA** in car connectivity

5G will unlock use cases enhancing mobile broadband, massive internet of things and mission-critical control use cases


❶ Enhanced Mobile Broadband
Faster, more uniform user experiences
Speed, up to 10Gbps
❷ Massive Internet of Things
Efficient, low cost communications with deep coverage
Connections up to 1,000,000/sqkm
❸ Mission-Critical Control
Ultra-low latency and high reliability
Latency down to 1ms
Extreme mobile broadband, e.g., UHD virtual reality
New form factors, e.g., wearables and sensors
Smart homes/ buildings/cities
Autonomous vehicles, object tracking
Demanding indoor/outdoor conditions, e.g., venues
Critical infrastructure protection & control, e.g., Smart Grid
Home broadband, e.g., Fixed Wireless Access
5G
Remote control & process automation, e.g., aviation, robotics



Courage to innovate and to always think differently.

IMAGINE AS POSSIBILIDADES

TIM BRASIL DAY 2021

Imagine as possibilidades



Beyond the Core with New Businesses and Partnerships

Renato Ciuchini, Head of Strategy & Transformation

TIM Brasil Day
March 01, 2021

TIMB LISTED NYSE

TIMS B3 LISTED NM

ISE B3

Adapting the approach but reinforcing the strategic pillars

Strategic Paths

Strategic Paths	Strengthen the core	Enhance and accelerate the transition from **volume to value**, to sustain mobile business growth, focusing on customer experience
		Fill current **infrastructure gap with M&A**, also fostering inorganic growth and capturing potential synergies
		Capture **ultrabroadband** market **growth opportunity** with new financial and business models
	Build the future	Expand **new sources of value** (e.g. IoT, C6, Mobile Advertising, Customer Data Monetization, Health, Education) leveraging the customer base platform through ecosystem and partnerships
		Implement **transformational projects** on infrastructure (e.g. 5G, ORAN, M-MIMO, cloudification)
Transformational Enablers	Boost disruptive efficiencies	Boost **disruptive efficiencies** through digitalization, automation and new operating models, leveraging skills and capabilities enhancement
	Strengthen sustainability	Strengthen and consolidate **ESG proposition** making a positive transformation

TIM
Imagine as possibilidades

Maximizing LTV and developing new sources of revenue: Evolving from Communication Assets to a Consumer Platform

CORE
Strategy focus on increasing customer loyalty through constant service quality improvement.

PRE-2019
Offer **advertising channels** through SMS/MMS, Data and Top up Rewards and Cashback GB bonus.

2019-2020
Provide a intelligence layer aggregating **customer behavior information and insights, for banked and unbanked customers, for multiple uses** (e.g. credit scores, fraud detection, id validation).

2020 and beyond
Generate value by combining our **customer base, billing capability, communication assets and customer intelligence to become a digital start up enabler.**


Value
Consumer Platform
Customer Intelligence
Communication assets + Ad spaces
Optimizing customer LTV

Maximizing LTV and developing new sources of revenue: Evolving from Communication Assets to a Consumer Platform


Value
2021
New channels: RCS, Video Push, News and Gaming Distribution.
2021
Target: 20 mln Opt-ins including Geo and TIM Apps.
2021
Model fine-tuning based on lessons learned of the partnership with C6.
Consumer Platform
Customer Intelligence
Communication assets + Ad spaces
Optimizing customer LTV

Consumer Platform Ecosystem: Looking for the new unicorns

Area	Partners	Platforms
FINANCIAL	C6 BANK	Digital Banking ✓
	New opportunity	Digital Wallet
	New opportunity	Insurance
BIG DATA & AI	quod; Juvo; CYBERLABS	Credit Score; Identity; Fraud Analysis; Propension Modelling ✓
ADVERTISING	accenture	Segmentation Platform ✓
	Play2Pay	Advertising gamification ✓
	upstream	Mobile Advertising ✓
AGRICULTURE	conectarAGRO; SLC Agricola; adecoagro	Smart Agriculture ✓
AUTOMOTIVE	FCA; cubic telecom	Connected car ✓
ENERGY & SMART CITIES	New opportunity	Marketplace
	M2M TELEMETRIA	Smart City ✓
	New opportunity	Distributed Generation
EDUCATION	New opportunity	Distance Learning
HEALTH	New opportunity	Telemedicine
ENTERTAINMENT	New opportunity	Video Content Platform

TIM has unique assets and key capabilities that enable the Consumer Platform strategy

Massive customer base
>50 mln clients

Brand awareness and trust

Extensive customer behavior knowledge through Big data, analytics and Surveys

At scale billing and collection capacity of non-credit card transactions

TIM

High Frequency interactions in Digital Channels
108 mln visits/mo @MeuTIM, Captive Portal, and TIM apps

Widespread sales channels capillarity in all major cities, call center structures and online presence (~215k POS)

Consumer willingness to participate in data monetization initiatives for giga bonus
>12 mln consents in 3 months

TIM Consumer Platform Strategy: A unique approach that can unlock significant value with digital start-ups

Differentiated Approach

1 Strategic partnerships Explore industrial synergies beyond simple commercial agreements, speeding up time to market, and lowering execution risk and investment (not in house development).

2 "Best of breed" Choose high flying players that have the best chance to disrupt their industries and generate value.

Where we can generate additional value

Core Business

- Add value to our customer base
- Unique positioning
- Increase customer loyalty
- Cost reduction

Beyond the Core

- Generate new revenue streams
- Improve customer profiling

Equity diversification

- Share of highly valuable ventures

Consumer Platform's target markets

TIM

FINANCE

C6BANK

First Telco + Digital Bank **integrated offer in LatAm**

Additional revenue and equity share

Leveraging customer base to **reduce cost**

New digital payment gateway

stone

+500k POS network for recharge and invoice payment

EDUCATION

48 mln

people eligible to a university degree

Double-digit CAGR

Until 2025 **Distance Learning** will reach **4.0 mln students** (from 2.1 mln in 2019)

10-18x

EV/Ebitda multiples

HEALTH

Low availability

of quality public health services

>150 mln people

Without access to private medical care **(~700 mln consultations / year)**

Telemedicine

Pandemic **changed perception** and **potential adoption**

ENTERTAINMENT

Pay TV low penetration

~21% and **decreasing**

Video and other content platforms

Already popular (Video OTT with 35% penetration, reaching 25 mln households) and **growing fast** – expected 17% CAGR from 2020 to 2023

The Consumer Platform's target industries have significant market value per client

Enterprise value per client of digital disruptors in Brazil
(selected industries)


Fintech
US$ 800-1,000
Health tech
US$ 600-800
Edu tech
US$ 400-500

TIM can leverage its assets to achieve:

25-50%
acquisition contribution in new clients

10-30%
equity participation


TIM
A UNIQUE ASSETS
PLATFORM

TIM BRASIL DAY 2021

Imagine as possibilidades



Evolution and Transformation of our Infrastructure

Leonardo Capdeville, CTIO

TIM Brasil Day
March 01, 2021

TIMB LISTED NYSE

TIMS B3 LISTED NM ISE B3

Adapting the approach but reinforcing the strategic pillars

Strategic Paths		Enhance and accelerate the transition from **volume to value**, to sustain mobile business growth, focusing on customer experience
	Strengthen the core	Fill current **infrastructure gap with M&A**, also fostering inorganic growth and capturing potential synergies
		Capture **ultrabroadband** market **growth opportunity** with new financial and business models
	Build the future	Expand **new sources of value** (e.g. IoT, C6, Mobile Advertising, Customer Data Monetization, Health, Education) leveraging the customer base platform through ecosystem and partnerships
		Implement **transformational projects** on infrastructure (e.g. 5G, ORAN, M-MIMO, cloudification)
Transformational Enablers	**Boost disruptive efficiencies**	Boost **disruptive efficiencies** through digitalization, automation and new operating models, leveraging skills and capabilities enhancement
	Strengthen sustainability	Strengthen and consolidate **ESG proposition** making a positive transformation

TIM
Imagine as possibilidades

In the last years TIM has promoted a robust turnaround in their Network...

Widest Coverage + Smart Spectrum Management + New Technologies = Best Mobile Experience

Widest 4G coverage

Best 4G coverage experience and availability in Brazil by Opensignal

Urban Population Coverage (%)

4G	700 MHz
95%	92%
3.9k cities (+12% YoY)	3.3k cities (+42% YoY)

2020 Mobile Data Traffic

88% (4G / 3G/2G)

Exceeded 4G data traffic mix planned for 2020

Refarming	VoLTE
78%	94%
2.6k cities (+2% YoY)	3.9k cities (+13% YoY)

M-MIMO 200 cities

Urban Population Coverage (%)

NB-IoT	4.5G
94%	74%
3.5k cities (+5% YoY)	1.4k cities (+27% YoY)

1st 4.5G coverage leadership in PR/SC and NE

...Overcoming historical gaps

Spectrum (MHz): TIM is 79% of Vivo and 66% of Claro



TIM
59
Claro+Nextel
89
Vivo
74
Oi
47

Efficiency, Excellency and Innovation: Strengthening the Core and Building the Future

The continuos persuit for **Efficiency**, **Excellency** and **Innovation** lead us to a sustainable operation, **Strengthen the Core** and preparing to **Build the Future** through transformational opportunities (Oi + 5G)


Mobility
Health
M&A
Industry
5G
Education
Agri
Efficiency
Excellency
Innovation
Smart Capex
Network Sharing
M-MIMO
Edge Computing
5G DSS
Massive MIMO

Sharing Assets Strategy: Towards Efficiency

Innovation through sharing agreements since 2013 to optimize TCO[1] and improve CEX


Swap/IRU Deals (x 1000 km)
Cities w/ 4G RAN Sharing (x1000)
39,3
44,5
48,9
58,2
65,0
70,2
78,8
83,7
0,3
0,6
0,6
0,6
0,7
1,9
2,3
3,0
2016
2017
2018
2019
2020
2021
2022
2023

ASSETS:

	2013	2015	2019	2021-'23
SHARING ACCESS	4G RAN Sharing 2.6 GHz TIM & OI 1st Deal in Latin America	4G RAN Sharing 2.6 GHz TIM & OI & VIVO VIVO joins deal	Single Grid & Coverage Expansion 2G Switch-off TIM & VIVO 1st Consolid. Deal for cities < 30k hab.	Single Grid Expansion: 350+ cities (each) Single Grid Consolid.: 800+ cities potential (each) 2G Switch-off: 6,000+ potential sites (each)
SHARING OPTICAL FIBER	Long distance and metropolitan optical fiber and ductes swap deals, expanding optical connectivity			

Conduct Adjustment Term (TAC)



Exchanging fines for investments:

- 4G coverage in ~+ 1.5k cities (~+ 4% urb. pop.)
- 700 MHz coverage in ~+ 1.8k cities (~+11% urb. pop.)
- Fiber backhaul to remote cities: ~+200 cities

Solid contribution to cover 100% of Brazilian cities by 2023

Efficiency – Smart Capex approach to expand coverage and increase capacity for the mobile network

Sky Coverage – Efficient and Unplugged

- **New business model for levaraging coverage:**
  - Coverage expansion to previously non enconomic viable locations
  - Disruptive Business Model
  - ELC (Extreme Low Cost) and ESG compliant solutions
- **Coverage Targets:**
  - Districts and villages ~1.4k
  - Roads ~6,000 Km
  - Resorts and Touristic Spots >40



Off Grid solution: Sustainable Model



ELC Technical Configuration



Social Benefits: Covering the Uncovered

Biosites (Density and capacity)

- **Main solution** for capacity sites densification
- **Smaller footprint** for infrastructure deployment
- **Multifuncionality:** teleco tower, street lighting, vigilance cameras
- Lower **visual impact in harmony** with the environment
- **Fast deployment** & **cost efficient**




Number of Biosites deployed and planned
0,3
0,5
0,8
1,6
1,7
1,9
2,1
2,4
2016
2017
2018
2019
2020
2021
2022
2023

Excellency – Combining Network Virtualization and Edge Computing to bring the best experience to our customers

5G Ready

Network Functions Virtualization %


1%
25%
39%
50%
53%
59%
67%
68%
2016A
2017A
2018A
2019A
2020A
2021P
2022P
2023P

Distributed Data Centers


DCE-L
DCE-R
DCC
9
9
20
25
36
46
59
67
16
2016A
2017A
2018A
2019A
2020P
2021P
2022P
2023P

Caching agreements are helping TIM to latency reduce for a customer's content request


Localidade
Facebook
Google
Netflix
Akamai

MEC Infra Ready
EDGE COMPUTING

The Best Latency in Brazil


TUTELA
Median Latency in Common Coverage Areas
TIM

Source: Tutela Annual Report Jun 2020: TIM had the best latency in Brazil with a one-way result of 19.2 ms

Local Traffic %


% Local
>200
50%
52%
54%
57%
60%
2019A
2020A
2021P
2022P
2023P

Open Cache


October 2020


Disney+

Innovation beyond 4G: Massive MIMO and 5G DSS

M-MIMO as the cornerstone of the 4G Capacity strategy



- Expected gain on massive deployment: up to **3x capacity**
- New sites avoidance: **2k less capacity sites needed per year, reducing TCO**[1]
- Remaining sites needed for densification to be addressed with innovative **Biosite solution**


5G

New Sites Needed for Capacity


3x less
Y1
Y2
Y3
Y4
Y5
w/o M-MIMO
w/ M-MIMO

M-MIMO Deployment


> 15K
~ 30%
2020
2021
2022
2023
M-MIMO Layers
% Sites w/ M-MIMO

5G DSS – Dynamic Spectrum Sharing

Investments in Network to **activate the 5G DSS**

- 5G clusters in the main cities, covering **strategic business markets**, taking advantage of **TIM 5G Readiness**
- **7 active clusters:**
  - São Paulo (2)
  - Rio de Janeiro (2)
  - Curitiba (1)
  - Belo Horizonte (1)
  - Brasília (1)



Cluster Rio de Janeiro "Southern Zone"

- **3 trial cities**: Itajubá-MG, B. Gonçalves-RS and Três Lagoas-MS
- DSS Feature use allowing **fast activation** on sites 5G ready
- Full synergy with **4G capacity reinforcement**, improving CEX through Massive MIMO solution


LTE-only Low Band
4G
4G Channel Bandwidth
Step 1
DSS between LTE & NR
4G / 5G
4G/5G Co-existence Band
Step 2
Reforming to NR
5G
5G Channel Bandwidth

TIM Brasil J2C: our journey so far

Ready with the core capabilities and moving forward with our ambition to have 100% of our workloads in a multi-vendor cloud environment. Our IT datacenters will be demobilized by 2023


J2C Strategy
J2C Setup and Execution
J2C Migration
TIM Brasil Cloud Ambition
Cloud Readiness
Evolution Scenarios and Business Case
Cloud Migration Plan
Commercial Chapter
RFI/RFP Cloud provider
SW License Impact
Cloud Mgmt Platform
IT Talent Transformation
Org sizing
Operating Model
New Cloud Mgmt Processes
Big Data
CRM
Feb – Jul 2020
Jul – Dec 2020
Full Execution
Today

Journey to Cloud: Benefits

		2020	2021	2022	2023	...Future
J2C Main partners	Main activities	• Strategy definition and RFP	• CRM • Big Data • VDI	• Channels • Integration	• Billing • Enterprise	
	Costs related*					


117%
94%
75%
Do nothing
J2C
-25%
Cost reduction, resiliency and efficiency

Space to innovate and transform the business

Business Benefits

- Deliver **best-in-class availability** to TIM's customers
- **Minimize time-to-market** for our business
- Guarantee **the best trade-off between service excellence and spending**
- **Define/Optimize** the current DCs asset strategy

Technology Benefits

- **Harmonize the evolution strategy** across technology department
- Greater **alignment to group technology** strategy
- Process, Tools and Technologies **standardization**
- Guarantee **infrastructure agility, availability and security**
- Re-focus on **differentiating DCs capabilities and related skills**

DigiOne – Journey to Digital

CRM (on Premise) — ON-PREMISES

Billing

Charging

Ordering

Offers built over "Code"


Requirements
Design
Implementation
Verification
Maintenance

Water fall

Simplify (lean architeture)

< Time to Market
< Cost to develop
> Flexibility

One CRM (on Cloud)

One Billing

One Charging

One Ordering

+

Catalog PMID (Microservice)

New Offers build over "configuration"


AGILE
+
Dev
Ops

Our KPI´s 21/23

4G Evolution
(# Cities)


Reach 100% of Brazilian municipalities
+ 44%
1.255
3.003
3.272
3.477
3.877
2016 2017 2018 2019 2020 2021 2022 2023

Access Site
(# Sites x1,000)


+ 33%
15,0
15,8
16,9
18,6
19,2
2016 2017 2018 2019 2020 2021 2022 2023
Inclusion of Oi's sites in 2022 supporting customer base growth

FTTCity Evolution
(# Cities)


+ 61%
420
446
601
821
1.001
2016 2017 2018 2019 2020 2021 2022 2023

Optical Backbone
(# Km FO x1,000)


SWAP/IRU
OWN
+ 24%
76
39
36
85
45
41
90
49
41
101
58
43
108
65
43
2016 2017 2018 2019 2020 2021 2022 2023

FTTS Evolution
(# Sites x1,000)


+ 90%
5,2
5,4
5,8
6,5
6,9
2016 2017 2018 2019 2020 2021 2022 2023

FTTH Coverage
(# Household x1MM)


+ 108%
1,1
2,3
3,2
2018 2019 2020 2021 2022 2023

Our KPI´s 21/23

Network Traffic 4G
(PB)


+65% YoY
2016
2017
2018
2019
2020
2021
2022
2023

Running Cost IT
(R$)


-25%
Steady reduction based on J2C deployment
2020
2021
2022
2023

Capex Cost to Serve
(R$/**Incremental** PB)


4G introduction effects
-83%
2016
2017
2018
2019
2020
2021
2022
2023
5G positive effects **not** included

Considers the normalized Mobile capex

Oi Assets Acquisition + 5G -> Unique opportunity

Closing the historical spectrum gap

Spectrum – National Average (MHz)

	Before Merge	After Merge	Total
TIM	117	49	166
Claro	177		177
Vivo	149	43	192

Spectrum per Access (MHz / Access)

	After Merge
TIM	2.53
Claro	2.44
Vivo	2.18

+

Massive MIMO Capacity Boost


DL PRB Utilization vs. PDCP Traffic
Capacity Gain 4.8x
DL PDCP Traffic vs. DL PDCP User Throughput
Capacity Gain 3.5x

Compound capacity gain: Up to 4.8x

Future Investments

Industry 4.0 · Agriculture · Transportation · Mining · FWA · Medical · Education · VR

- Lower Cost to Serve
- Better CEX
- New Revenues opportunity

Network Capacity: "1+1=3"


12x
1x
1.4x
2.8x
As Is
As Is + Oi's Spectrum
After Merge
After 5G
As Is
Oi's Spectrum
M-MIMO
5G


BE PART OF A WORLD
OF POSSIBILIDADES.
TIM NETWORK.
YOU CAN COUNT ON US.
4G MAIOR COBERTURA
4.5G
5G DSS
TIM
Imagine as possibilidades

TIM BRASIL DAY 2021

Imagine as possibilidades



Evolution of TIM's Financial Indicators and Impacts of the Industry's Transformations

Adrian Calaza, CFO

TIM Brasil Day
March 01, 2021

TIMB LISTED NYSE

TIMS B3 LISTED NM

ISE B3

Adapting the approach but reinforcing the strategic pillars

Strategic Paths

		Enhance and accelerate the transition from **volume to value**, to sustain mobile business growth, focusing on customer experience
Strengthen the core		Fill current **infrastructure gap with M&A**, also fostering inorganic growth and capturing potential synergies
		Capture **ultrabroadband** market **growth opportunity** with new financial and business models
Build the future		Expand **new sources of value** (e.g. IoT, C6, Mobile Advertising, Customer Data Monetization, Health, Education) leveraging the customer base platform through ecosystem and partnerships
		Implement **transformational projects** on infrastructure (e.g. 5G, ORAN, M-MIMO, cloudification)

Transformational Enablers

Boost disruptive efficiencies	Boost **disruptive efficiencies** through digitalization, automation and new operating models, leveraging skills and capabilities enhancement
Strengthen sustainability	Strengthen and consolidate **ESG proposition** making a positive transformation

TIM
Imagine as possibilidades

TIM's financial evolution (pro-forma²): 'Volume to Value' and efficiencies to increase cash flow generation

Net Service Revenues
(R$ bln)


+3.2% CAGR
14,7
16,7
2016
2017
2018
2019
2020

Mobile ARPU
(R$/mo)


+8.6% CAGR
17,9
24,9
2016
2017
2018
2019
2020

Normalized OPEX [1]
(R$ bln)


-0.4% CAGR
10,4
10,2
2016
2017
2018
2019
2020

Normalized EBITDA [1]
(R$ bln)


+7.9% CAGR
5,2
7,1
2016
2017
2018
2019
2020

EBITDA Margin
(%)


33,5%
40,9%
2016
2017
2018
2019
2020

Normalized EBITDA - Capex [1]
(R$ bln)


+43.9% CAGR
0,7
3,1
2016
2017
2018
2019
2020
% Net Revenues
4.7%
18.0%

Preparing for telecom sector's major transformations while returning more to shareholders

Net Cash Flow Before Dividends-AL[1]
(R$ bln)



2,8
-0,5
2016
2017
2018
2019
2020

Significant improvement in cash flow generation

+

Organizational restructuring

- ✓ **1st Phase (2018)**: incorporation of TIM Celular by TIM S.A., consolidating operations under one single company (accounting for R$ 950 mln of NOL).
- ✓ **2nd Phase (2020)**: reverse incorporation of TIM Participações by TIM S.A., generating operational and tax efficiencies.

Corporate simplification: efficiencies and structure ready to plugging new assets

=

Solid balance sheet to be a protagonist in the mobile sector consolidation process



Net Cash-AL[1] R$2.8 bln

Shareholders Distributions[2]
(R$ bln)



3.7x
0,3
1,1
2016
2017
2018
2019
2020

Surfing Industry Transformations

Disruptive Efficiency

Mobile Market Consolidation

Asset Separation



We are taking cash cost efficiency to the next level with a holistic approach using 4 levers

Improve process efficiency

Bad Debt (e.g. new credit models development, collections systems improvement)

Legal processes (e.g. predictive models to reduce JEC expenses)

Accelerate digital & automation

3S's: self-provisioning, self-healing and self-caring

Boost digital channels for sales and customer services (e.g. E-payment)

Increased usage of AI and cognitive systems (e.g. Cognitive IVR) in call centers, back office, operations and Legal

Cloudification (journey to the cloud) decreasing TCO and allowing fast response

Traditional efficiency initiatives

Administrative processes

Pay-roll management

IT Planning & Development

Real Estate/Energy efficiency plan

Office space optimization due to smart working and cloudification

Increased use of **renewable energy sources**

Reassessment of buy/sell due to IFRS 16

TIM & VIVO Network Sharing Agreement: focus on cost savings and customer experience improvements

Increasing data demand** put pressure at the cost to serve, **leading to the necessity of different approaches...

SINGLE GRID (less than 30k pop.)

	2G SWITCH-OFF (at national level)	COVERAGE EXPANSION (4G and 3G)	SINGLE NETWORK CONSOLIDATION
	→ **50% switch-off of 2G sites for each operator** → Better **cost efficiency** and refarming of frequencies	→ **4G coverage expansion with less Capex intensity** due to network sharing	→ Access network **consolidation in a single-grid model** focused on cities → **Better network capacity and data quality** combining spectrum frequencies
2020	✓ Technical solution defined Pilot started	✓ Expansion to 308 cities (154 each operator)	✓ Definition of pilot cities for the tests
Target 2021	***Rollout expected starting form 3Q***	**730 cities** (365 for each operator) ***Expected in 1H***	**Tests in 50 cities starting in April** (25 for each operator) **Potential of 1.6k cities** (800 for each operator)

Perimeter of the transaction with Oi

Subscriber base	+14.5 mln	40% of Oi's Mobile customer base	Acquired customer base mix	~40% Postpaid[1] / ~60% Prepaid
Sites and towers	+7.2k		Acquired towers overlap	~40% New location / ~60% Same/near location
Spectrum	+49 MHz	54% of Oi's spectrum holdings	Spectrum bands acquired	900 MHz / 1,800 MHz / 2,100 MHz / 2,600 MHz
Price of the Assets	44,3% of the bidding price for Oi assets (R$ 6.98 billions)			
Transition Service Agreement	Temporary contract to serve subscriber base (e.g. supporting care, bill-to-cash) and NOC maintenance during the transition (TIM's part is R$ 318 millions)			
Long term capacity contract	Long-term contract to provide backhaul/backbone capacity, with connectivity assurance services between access and core network (TIM's part has an NPV of ~R$ 476 millions)[2]			

Oi's assets integration could transform TIM Brasil by 2023

Net Service Revenues
(R$ bln)



Incremental
TIM standalone
+0,4%
A/A
CAGR
High single-digit
16.7
2020
2021
2022
2023

EBITDA
(R$ bln)



Incremental
TIM standalone
+3,2%
A/A
CAGR
Double-digit
8.4
2020
2021
2022
2023

EBITDA Margin
(%)



TIM+Oi
TIM standalone
48.5%
Aprox. +150 bps
2020
2021
2022
2023

Capex / Revenues
(%)



TIM+Oi
TIM standalone
22.5%
2020
2021
2022
2023

TIM's cash balance and current loans schedule

Cash Balance
(R$ bln)

Loans pre-hedge
(R$ bln)



2.5x
1,9
2,9
4,6
1,7
0,5
0,1
0,1
2018
2019
2020
2021
2022
2023
2024

Deal's Funding

Sources of Financing
- ✓ Local debt
- ✓ Current cash balance
- ✓ Internally generated cash

Amount of debt to be raised in 2021
- ✓ ~R$ 6 bln, including refinancing of current debt's portion with maturity in 2021

Instruments mix to be used
- ✓ Debentures
- ✓ Lines of credit already contracted with major Brazilian development banks
- ✓ Bilateral agreements with international banks (100% hedged)

Synergies' buckets and theoretical deal timeline

>60% of synergies

Spectrum & Network

Spectrum

- ✓ Capex and Opex avoidance and reduction
- ✓ Additional **frequencies will reduce the necessity for new sites**, equipment, and etc.
- ✓ Synergies **come fast, and last for long**

Sites

- ✓ **Opex and leasing reduction** from overlapped sites
- ✓ **Opex synergies come fast**
- ✓ **Leasing synergies** depend on contract negotiation

Customer Base

SG&A

- ✓ Opex reduction due to **higher cost dilution for a higher revenue base**
- ✓ Synergies come fast, **from day one** after integration

Additional Value

Market

- ✓ **Churn reduction:** decrease in the "washing machine" effect
- ✓ More **balanced competition**
- ✓ **Churn improvement** could materialize **faster**

Revenues

- ✓ Increase with **possible launch of new products and services** as a consequence of **more spectrum**
- ✓ **Long term opportunity** to extract synergy

1H21: Pre-closing	~1M after closing	12M after closing
Preparation	**Customer migration and assets integration**	**Assets integrated**
Network integration Capex/Opex **Network preparation with capacity increase** to sustain Oi's customer base		**End of technical integration** and migration
	Incorporation of Oi's CB: **Aprox. 6 months after closing** migration ends	
	Network and spectrum integration, w/ sites decommissioning (after client migration)	
	Transition Service Agreement is effective for 12 months	
	Marginal capex/opex due to Oi's legacy network	
	Long-term contract to provide backhauling/backbone capacity	

FiberCo: accelerating FTTH coverage and capturing infra players' valuation while expanding opportunities with the open market

WHY?

- **Accelerate the expansion** and **consolidate current clusters** with financial discipline.
- **Unlock value** through infrastructure players' multiple difference.
- **Future value opportunity** with a stake in a relevant vehicle in the infra open market.

PERIMETER

- The deal targets TIM's **last-mile infrastructure (FTTH+FTTC).**
- TIM's backbone and backhaul are not included in this operation.
- Modems are TIM's responsibility in future model.

NEXT STEPS

- Signing expected for 1Q21.
- Over the next three years, our plan is to focus on our **footprint expansion, while making operational improvements, sticking to our "OTT friendly"** approach.

4 formal offers received

Double-digits EV/EBITDA multiples involved

We continue our transformation path

- ✓ Cost and operational efficiencies
- ✓ Organic and inorganic growth
- ✓ Synergies arising from M&A deals

Tacking TIM to another level, generating even more value to our stakeholders

TIM BRASIL DAY 2021

Imagine as possibilidades



Beyond Sustainability

Mario Girasole – RIPR
Bruno Gentil – BSO
Maria Antonietta Russo – HRO
Jaques Horn - Legal

TIM Brasil Day
March 01, 2021

TIMB LISTED NYSE

TIMS B3 LISTED NM ISE B3

Adapting the approach but reinforcing the strategic pillars

Strategic Paths	**Strengthen the core**	Enhance and accelerate the transition from **volume to value**, to sustain mobile business growth, focusing on customer experience
		Fill current **infrastructure gap with M&A**, also fostering inorganic growth and capturing potential synergies
		Capture **ultrabroadband** market **growth opportunity** with new financial and business models
	Build the future	Expand **new sources of value** (e.g. IoT, C6, Mobile Advertising, Customer Data Monetization, Health, Education) leveraging the customer base platform through ecosystem and partnerships
		Implement **transformational projects** on infrastructure (e.g. 5G, ORAN, M-MIMO, cloudification)
Transformational Enablers	**Boost disruptive efficiencies**	Boost **disruptive efficiencies** through digitalization, automation and new operating models, leveraging skills and capabilities enhancement
	Strengthen sustainability	Strengthen and consolidate **ESG proposition** making a positive transformation

TIM
Imagine as possibilidades

A long journey already taken

MORE THAN A DECADE OF INITIATIVES AND RESULTS

13 ISE B3 years — Brazilian Telco for the longest time in the **Corporate Sustainability Index** of the B3

Global Compact signatory **since 2008**

Instituto TIM

Since 2013, Instituto TIM has been developing and promoting projects and initiatives for the democratization of education in ST&I

TIMS B3 LISTED NM

Only Telco in the **Novo Mercado (since 2011)**, with the implementation of the **Statutory Audit Committee since 2013**

Indexes and acknowledgements

(indexes)

ISE B3

MSCI

Teva Indices ESG Mulheres no Conselho®

ICO2 B3

CDPR Index Climate Resilience

FTSE4Good

Índice S&P/B3 Brasil ESG

Ambition

REFINITIV

(reports)

Communication on Progress (UN)

GHG Protocol — GHG Inventory

GRI — Sustainability Report

CDP — Disclosure of emissions and climate change-related information

(acknowledgements and best practices)

Global Compact Signatory since 2008

Empresa Pró-Ética — 1st Telco Pró-Ética Seal (CGU)

TIMS B3 LISTED NM — Novo Mercado since 2011, highest level of corporate governance

(certifications)

Quality Management — ISO 9001

Environmental System Management — ISO 14001

Ambition

Information Security Management — ISO 27001

ISO 37001 Anti-Bribery Management

Materiality matrix review to fine-tuning principles and the new context

The ESG Plan 2021-2023 confirms and reinforces TIM's ESG ambitions, **introducing new objectives and increasing targets** selected on the basis of materiality matrix updated in December 2020.

The objectives are related to a portfolio of initiatives that are a structural part of the Industrial Plan, aiming to a coherent framework among ESG premises, operational dimension and organizational accountability.

2020

- **Covid-19:** update of the **materiality matrix (December 2020)**
- **Base documents for analysis:** internal and external (media research, studies and sectorial protocols on materiality in Covid-19 times)
- **Benchmarking:** national and international competitors and ICT companies
- **Interviews with stakeholders:** internal (RIPR VP, HRO VP, BSO, CFO and CEO) and external (government, investors, suppliers, customers and representatives of the press)

MATERIALITY MATRIX
Energy management
Post-consumer and operational waste management
Health, wellness and employee management
Diversity promotion and equal opportunities
Digital inclusion ***and access to connectivity***
Investment in infrastructure and ***net reliability***
Ethics and governance in business
Innovation applied to products and services
Customer experience and service quality
Data protection, customer privacy and ***cyber security***
Strategic and responsible supplier management

United Nations Agenda: 11 SDGs most relevant to TIM Brasil

Boosting initiatives that increase our ESG impact

Enablers

Environmental
We want to be green

- Increasing **efficiency** and taking advantage of **green energy** cost reduction
- Developing **cloud data centers** to deliver more to our customers with less impact on operations
- Demobilizing obsolete technologies through **innovation** and **infrastructure sharing**
- Promoting efficient and responsible **solid waste** management

Social
New capabilities are a key factor in maintaining leadership

- Promoting an **inclusive environment**, with **equal** opportunities, valuing **talents** and caring for the **health and integrity** of employees
- Developing **digital education** to support the demand for connectivity
- Keeping **Instituto TIM** as a reference in **ST&I and education projects**
- Extending access to 4G **connectivity** to all municipalities in Brazil

Governance
Efficient mechanisms to fairly balance the interests of all stakeholders

- Maintaining the recognition as a company with **the highest level of commitment** to transparency and corporate governance
- Disseminating **ESG principles to high-risk suppliers**
- Adopting best practices related to **compliance, information security, data protection and privacy**
- Promoting **customer empowerment** through **digital transformation**

Commitments

Commitments	2020-22 Plan	2020 Results
Carbon neutral (tCO2e, scopes 1 and 2)	-100%	-27%
Eco-efficiency in data traffic[1] (bit/Joule)	+75%	+64%
Renewable energy		
Indirect emissions[1] (tCO2e, scope 2)	-70%	-30%
Solid waste recycling		
Employee Engagement (per year)	>MQ3	>MQ3
Black employees		
Women in leadership		
Employees trained in ESG culture	>95%	99%
Employees trained in digital skills	1,000	1,486
4G presence		
Customer complaints[1] (Regulatory agency)		
ISE, Novo Mercado and Pró-Ética	Maintain	Maintained
ISO 14001 and ISO 9001		
ISO 27001 and ISO 37001	Obtain	Ongoing

Legend
"new" New commitment
↑ Target increase

Boosting initiatives that increase our ESG impact

Enablers

Environmental
We want to be green

- Increasing **efficiency** and taking advantage of **green energy** cost reduction
- Developing **cloud data centers** to deliver more to our customers with less impact on operations
- Demobilizing obsolete technologies through **innovation** and **infrastructure sharing**
- Promoting efficient and responsible **solid waste** management

Social
New capabilities are a key factor in maintaining leadership

- Promoting an **inclusive environment**, with **equal** opportunities, valuing **talents** and caring for the **health and integrity** of employees
- Developing **digital education** to support the demand for connectivity
- Keeping **Instituto TIM** as a reference in **ST&I and education projects**
- Extending access to 4G **connectivity** to all municipalities in Brazil

Governance
Efficient mechanisms to fairly balance the interests of all stakeholders

- Maintaining the recognition as a company with **the highest level of commitment** to transparency and corporate governance
- Disseminating **ESG principles to high-risk suppliers**
- Adopting best practices related to **compliance, information security, data protection and privacy**
- Promoting **customer empowerment** through **digital transformation**

Commitments	Targets		Year
Carbon neutral (tCO_2e, scopes 1 and 2)	-100%		2030
Eco-efficiency in data traffic[1] (bit/Joule)	+80%	↑	2025
Renewable energy	≥90%	new	2025
Indirect emissions[1] (tCO_2e, scope 2)	-70%		2025
Solid waste recycling	≥95%	new	2025
Employee Engagement (per year)	≥80%	↑	2023
Black employees	≥40%	new	2023
Women in leadership	≥35%	new	2023
Employees trained in ESG culture	≥99%	↑	2023
Employees trained in digital skills	+5,000	↑	2023
4G presence	100%	new	2023
Customer complaints[1] (Regulatory agency)	-50%	new	2023
ISE, Novo Mercado and Pró-Ética	Maintain	new	2023
ISO 14001 and ISO 9001	Maintain	new	2023
ISO 27001 and ISO 37001	Obtain		2022

Towards the ambitious zero-carbon footprint target

E S G

Commitments and targets

RENEWABLE ENERGY

Renewable energy	≥90%	2025

ECO-EFFICENCY

Eco-efficiency in data traffic[1] (bit/Joule)	+80%	2025

WASTE AND EMISSIONS

Solid waste recycling	≥95%	2025
Indirect emissions[1] (tCO_2e, scope 2)	-70%	2025
Carbon neutral (tCO_2e, scopes 1 and 2)	-100%	2030

Main initiatives

Renewable Energy



Unplugged sites
Autonomous site
Solar energy + satellite transmission

Free Energy Market
Contracts to increase the use of renewable energy

Power plants portfolio



60 power plants
Solar energy, hydropower and biogas by 2022



Eco-Efficiency

Journey to Cloud
Data centers virtualization (more efficiency)

Decomissioning
Gradual 2G network shutdown

Biosites
TIM Brasil's Innovation



Infrastructure sharing
Access network and transmission

Waste and Emissions

Environmental Management System

New Politics on Waste Management
Recycling and reverse logistics

Climate Change
GHG Inventory (GHG Protocol); Climate Change Questionnaire (CDP); RE100[2]; SBTi[2]

Climate Change Questionnaire

CDP

GHG Inventory

E S G

Promoting an inclusive and appreciative culture

Commitments and targets

DIVERSITY & INCLUSION

Black employees	≥40%	2023
Women in leadership	≥35%	

ENGAGEMENT & TRAINING

Employee engagement (per year)	≥80%	2023
Employees trained in ESG culture	≥99%	
Employees trained in digital skills	+5.000	

DIGITAL INCLUSION

4G presence	100%	2023

100% of municipalities with 4G presence until 2023

Main initiatives

Internship Program
Focus on minorized social groups, with 50% of positions reserved to black students

Women in Leadership
To ensure gender equality in recruiting and succession processes, encouraging the access to technological careers

Inclusive Culture
Policies, programs and initiatives focused on diversity inclusion and appreciation





Engagement Survey
Engagement, pulse surveys focused on continuous management of organizational climate and well-being

Digital Skills and Up\Reskilling Journey
Continuous improvement of technological and digital skills required to business evolution (Cloud, 5G, Data Science, Agile etc.)



gestão
de clima




350 municipalities with a low Human Development Index and low competitive potential (C & D categories) by 2021[1]

~ 3 mln people benefited

Instituto TIM
Since 2013

Projects to democratize science, technology and education (700k people benefited)

Launch of matchfunding platform


EVOLUÇÃO

Continued commitment to all stakeholders

CUSTOMER SATISFACTION

Commitments and targets

Customer complaints[1] (regulatory agency)	-50%	2023
ISO 9001 (Network and Billing)	Maintain	2023

Main initiatives

Digital Relationship
New Unified Portal TIM.X



CSR Systems Projects
Cognitive IVR
CX LAB
Text & speech analytics

Improvement of analysis and metrics on **customer satisfaction** (i.e. Survey, NPS, etc.)

ETHICS & TRANSPARENCY

Commitments and targets

ISE, Novo Mercado, Pró-Ética & ISO 14001	Maintain	2023
ISO 37001 (Anti-Bribery)	Obtain	2022

Main initiatives

- Proactive engagement with **minority shareholders** for participation in shareholders meetings
- **Electronic proxy voting** since 2011
- Fiscal council: **member indicated by minority shareholders**
- Inclusion of **women in the Statutory Board of Executive Officers (2021)**
- Improvement in the disclosure **of financial and nonfinancial indicators**
- Reinforcing and disseminating **ESG principles among high risk suppliers**
- ESG themes in the **highest level of governance**
- Adherence to **IBGC's Code of Corporate Governance Best Practices**

TIMS B3 LISTED NM | ISE B3 | 1st & only Telco PRÓ ÉTICA

INFORMATION SECURITY AND DATA PRIVACY

Commitments and targets

ISO 27001 (Information Security)	Obtain	2022

Main initiatives

- **LGPD implementation**
  DPO, Data Privacy Committee, TIM Privacy Center
- New courses on **LGPD, Data Protection and Cybersecurity** to employees



- Implementation of **Privacy by Design** in products and services
- Clause on **customer privacy protection** in contracts with suppliers (new ones and revision of current contracts)

Beyond Sustainability

Turn into an ESG reference in Brazil


TIM

Environmental	Social	Governance
–Renewable Energy	–Diversity & Inclusion	–Customer Satisfaction
–Eco-efficiency	–Engagement and Training	–Ethics & Transparency
–Waste & Emissions	–Digital Inclusion	–Information Security and Data Privacy

TIM BRASIL DAY 2021

Imagine as possibilidades



Conclusion

Pietro Labriola, CEO

TIM Brasil Day
March 01, 2021

TIMB LISTED NYSE

TIMS B3 LISTED NM

ISE B3

An ambitious plan to turn the Company in a New TIM by 2023, bigger and better

Sizable cash generation with solid financial position

Core strengthened to aim at being the best mobile operator

Infrastructure support the core and help to build the future



06
Cash Generation
01
Mobile Core
02
UBB Core
03
New Businesses
04
5G
05
Infra Projects
TIM
Imagine as possibilidades

Competitive UBB footprint to tap a fast-growing market

Ready for the challenges and opportunities from 5G

Market reference for new businesses development

Value Creation through time


(illustrative)
2021-23 Plan
ENTERPRISE VALUE
5G B2B2C
M&A Projects (Oi, FiberCo)
New Businesses
Infra Projects
Telco Core (Mobile, UBB, FWA)
5G B2C
Time

#JuntosSomosMais

